The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303



November 26, 1996



                              THE SOUTHERN COMPANY
                          Form U-1 -- File No. 70-8939



Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

The Southern Company hereby requests that the application with respect to the above-referenced file be withdrawn. This letter should be considered as Amendment No. 1 in such file.


The Southern Company


By:  /s/Tommy Chisholm
        Tommy Chisholm
          Secretary